Filed Pursuant to 433
Registration No. 333-145938
February 3, 2009
Pricing Term Sheet
The Procter & Gamble Company
4.700% Notes due February 15, 2019

Issuer:	The Procter & Gamble Company
Aggregate Principal Amount Offered:	$1,250,000,000
Maturity Date:	February 15, 2019
Coupon (Interest Rate):	4.700%
Price to Public (Issue Price):	99.824% of principal amount
Yield to Maturity:	4.722%
Spread to Benchmark Treasury:	+185.0 basis points
Benchmark Treasury:	3.750% due November 15, 2018
Benchmark Treasury Yield:	2.872%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2009
Day Count Convention:	30/360
Make-whole Redemption:	At any time at the greater of 100% or a discount rate of Treasury plus 35 basis points
Trade Date:	February 3, 2009
Settlement Date:	February 6, 2009 (T+3)
CUSIP Number:	742718DN6
ISIN Number:	US742718DN67
Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc.
Senior Co-Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc.,
Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, RBC
Capital Markets Corporation
Co-Managers:	Barclays Capital Inc., Fifth Third Securities, Inc., Fortis Securities, ING Financial
Markets LLC, Mitsubishi UFJ Securities International plc, PNC Capital Markets LLC, UBS
Securities LLC
Type of Offering:	SEC Registered
Listing:	None
Long-term Debt Ratings:	Moody’s: Aa3 (Negative Outlook); S&P: AA- (Stable)
Concurrent Offerings:	(1) $750,000,000 of 3.500% Notes due February 15, 2015 expected to be issued on February 6,
2009 by The Procter & Gamble Company, and (2) $1,000,000,000 of Floating Rate Notes due
February 8, 2010, expected to be issued on February 6, 2009 by Procter & Gamble
International Funding SCA, fully and unconditionally guaranteed by The Procter & Gamble
Company. The closing of the offering of the notes offered hereby is not contingent on the closing of the concurrent offerings.

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or J.P. Morgan Securities Inc. collect 1-212-834-4533.
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